Exhibit 99.1

NICE Receives the 2012 LT-Innovate Award, Bolstering its
Position as a Leading Innovator in Speech and Text Analytics

NICE selected for prize based on a presentation of its next generation analytics capabilities at the
LT Innovate Summit in Brussels

RA’ANANA, ISRAEL, September 4, 2012, NICE Systems (NASDAQ: NICE) today announced that it is the recipient of the 2012 LT-Innovate Award for ingenuity in language technology (LT), demonstrating its interaction analytics expertise, specifically its technologies in speech and text analytics. NICE is currently developing a multilingual semantic inference platform – the first of its kind – that can recognize linguistic patterns across words and phrases and categorize them accordingly. The awards ceremony took place on June 19, 2012 in Brussels as part of the LT Innovate Summit.

NICE’s semantic inference platform marks a new generation of text analytics capabilities for examining customer interactions. This technology will enable businesses to better analyze and make sense of customer statements across languages and channels, such as speech, e-mail, and social media. For example, the statements “I waited too long” and “the service was slow” have the same meaning and would be displayed in relation to other complaints about service quality. Based on these new insights, businesses can then improve contact center performance and service levels, and enhance the customer experience.

From a scientific perspective, the goal is to create an open source platform with a generic infrastructure, something which has been lacking until now in the field of semantics technology. NICE has been advancing this technology through the EXCITEMENT project– Exploring Customer Interactions through Textual EntailMENT – which was established within the framework of the European Commission FP7 program for research and innovation. NICE’s participation in this program includes collaborating with leading human language research and academic institutes throughout Europe.

“Receiving the LT-Innovate Award is a testament to NICE’s capabilities of its state of the art language analytics technology,” said Yochai Rozenblat, President of the NICE Enterprise Group. “NICE’s participation in the LT-Innovate Summit and in the FP7 program marks a significant leap forward in our collaboration with the European LT industry. Such a partnership allows NICE to gain positive exposure in an important market while expanding its relationships in the research community.”

NICE was selected for the award by an Expert Jury based on a set of criteria such as innovativeness, business potential, team experience, investment or partnering interest, presentation and profile quality. It is one of 12 companies that received this accolade.

Philippe Wacker, Secretary General of LT-Innovate, said, “NICE stands out as an innovator in the LT field. We were particularly impressed with its multilingual interaction analytics platform, as this is exactly the type of technology that is needed to break down language barriers across Europe and make content accessible to all.”

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including, phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.